Carter Ledyard & Milburn LLP
Counselors at Law
1401 Eye Street, N.W.
Washington, DC 20005
Andris J. Vizbaras	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	•
•	•	570 Lexington Avenue
Direct Dial: 212-238-8698	Tel (212) 732-3200	New York, NY 10022
E-mail: vizbaras@clm.com	Fax (212) 732-3232	(212) 371-2720

February 23, 2007

BY FAX (202-772-9217)

Ms. Sonia Barros
United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings Limited
Registration Statement on Form S-1
Registration No. 333-138182

Dear Ms. Barros:

Set forth below are the responses of Flagstone Reinsurance Holdings Limited  (the “Company”) to your comments regarding the Registration Statement on Form S-1 originally filed by Flagstone on October 24, 2006.  Concurrently with this letter, the Company is submitting to you proposed changed pages from Amendment No. 4 to the Form S-1 (“Amendment No. 4”).

The paragraphs below are numbered to correspond to your comments as set forth in your letter dated February 21, 2007.  In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

Prospectus Summary, page 1

1.             Please revise your summary on page 6 to disclose that LB I is an affiliate of Lehman Brothers, an underwriter to this offering.

Response

We have revised the disclosure in response to your comment.

2.             Please revise your summary on page 7 to disclose the percentage of your total net premiums that are derived from Florida-specific programs.

Response

We have revised the disclosure in response to your comment.

Risk Factors, page 12

Some of our related parties have continuing agreements and business relationships with us . . . page 20

3.             Please update the first bullet to also include disclosure related to the Mont Fort ILW 2 Cell.

Response

We have revised the disclosure in response to your comment.

Business, page 71

Mont Fort, page 88

4.             Please update this section to provide a complete description of the Mont Fort ILW 2 Cell transaction with LB I.

Response

We have revised the disclosure in response to your comment.

Compensation, page 105

Director Compensation, page 119

5.             We note your response to our oral comment issued on January 5, 2007 and reissue that comment.  The Instruction to Item 402(k)(2)(iii) requires disclosure of the aggregate number of stock awards outstanding for each director.  Please revise the footnotes to the director compensation table accordingly.

Response

We have revised the disclosure in response to your comment.

Certain Relationships and Related Transactions, page 123

6.             Please update this section on page 124 to describe the Mont Fort ILW 2 Cell transaction with LB I.

Response

We have revised the disclosure in response to your comment.

* * *

Please call me (at 212-238-8698) or my colleague Bob McTamaney (at 212-238-8711) to confirm that these changes would respond to your comments, or with any comments or questions you may have regarding them.

Sincerely,

Andris J. Vizbaras

AJV:ajv
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